600 East Greenwich Avenue

West Warwick, RI 02893 U.S.A

Tel: 401 828-4000 Toll Free: 877 757-7978 • Fax: 401 822-0139

• Web: www.astro-medinc.com

August 17, 2010

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Astro-Med, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2010
Filed April 9, 2010
Form 10-Q for the Quarterly Period Ended May 1, 2010
Filed May 27, 2010
Form 8-K
Filed March 16, 2010
File No. 000-13200

Dear Mr. Gilmore:

This letter from Astro-Med, Inc. (the “Company”) is in response to the Staff’s comment letter dated July 15, 2010 with regard to the above listed filings. For your convenience, the Company has duplicated each of the Staff’s comments below and has numbered each comment and the Company’s response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for the Fiscal Year Ended January 31, 2010

Item 2. Properties, page 13

1.	Please tell us how you determined that you are not required to file as an exhibit to your annual report the lease for your Asheboro, North Carolina property. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

The lease for the Asheboro, North Carolina property is an operating lease with a three year term and an option for a three year renewal. This lease was entered into in December 2009 as part of the Label Line Ltd. acquisition. This lease was not deemed material to the Company’s operations since the manufacturing operations that take place at this property could be easily relocated with minimal disruption to the business by either absorbing these operations into one of the Company’s existing manufacturing facilities or replacing the space at a comparable rate at another readily available facility in the existing area. Additionally, in considering whether this lease was required to be filed as an exhibit to Form 10-K for the fiscal year ended January 31, 2010, the Company used a materiality threshold of $184,100 equal to 5% of Earnings Before Taxes. Since the total annual lease payment for fiscal year ended January 31, 2010, were $12,500 and the total annual payments in the following years that the lease remains in effect will be approximately $100,000, the annual lease payments were below the materiality threshold. Based on the above, the Company concluded that although this lease does come under the criteria of 601(b)(10)(ii)(D) of Regulation S-K, it is not material to the Company and as such was not required to be included as an exhibit to its Form 10-K for the year ended January 31, 2010.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

2.	We note your disclosure indicating that you expect to finance the future working capital needs, capital expenditures and acquisition requirements through internal funds. Please tell us how you considered enhancing your disclosures to clarify whether your current cash resources will be sufficient to meet your operating requirements for at least the next 12 months. We refer you to FRC 501.03(a) and Section IV of Release No. 33-8350.

The Company confirms that its cash resources are sufficient to meet its operating requirements for the next 12 months. At January 31, 2010, the Company had no debt; $23,760,000 in cash and current marketable securities; and access to a $3.5 million revolving bank line of credit, all of which currently remains available. In future filings, the Company will expand its disclosure to indicate whether its current cash resources will be sufficient to meet its operating requirements for the next 12 months. For example, this disclosure will state, as appropriate: “The Company believes that cash provided by operations will continue to be sufficient to meet operating and capital needs for the next twelve months. However, in the event that cash from operations is not sufficient, the Company has a substantial cash and short term marketable securities balance and may utilize a $3.5 million revolving bank line of credit, all of which is currently available.”

Item 9A.(T) Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 27

3.	We note your disclosure that “[a] control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.” Please confirm in your response, and set forth in future filings, if true, the conclusions of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the “reasonable assurance” level. Refer to Section II.F.4 of SEC Release 33-8238. This comment also applies to your Form 10-Q for the quarterly period ended May 1, 2010.

Astro-Med, Inc. confirms that the principal executive and principal financial officers of the Company have concluded that the Company’s disclosure controls and procedures are effective at the “reasonable assurance” level as of January 31, 2010 and May 1, 2010. The Company will revise future filings to clarify the conclusions of the principal executive and principal financial officer in regards to effectiveness of the disclosure controls and procedures at the “reasonable assurance” level.

Changes in Internal Controls over Financial Reporting, page 27

4.	We note your statement that there have been no “significant” changes in the company’s internal control over financial reporting during your most recent fiscal quarter that have materially affected, or are reasonable likely to affect, your internal control over financial reporting. Please be advised that Item 308T(b) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting for the quarter ended January 31, 2010. In addition, please provide us with a representation that you will conform your disclosures in future filing to comply with Item 308(c) of Regulation S-K. This comment also applies to your Form 10-Q for the quarterly period ended May 1, 2010.

The Company confirms that there were not any changes in its internal control over financial reporting that occurred during the relevant quarters that had materially affected, or would have reasonably been likely to materially affect its internal control over financial reporting for the quarters ended January 31, 2010 and May 1, 2010. In future filings, the Company will conform this disclosure to comply with Item 308(c) of Regulation S-K, as appropriate.

Item 13. Certain Relationships, Related Transactions and Director Independence (incorporated by reference to Definitive Proxy Statement on Schedule 14A), page 14

5.	We note your statement that “no officer, director or nominee for director of the Company or any associate of any of the foregoing had during the fiscal year ended January 31, 2010 any material interest, direct or indirect, in any material transaction or any material proposed transaction in which the amount exceeds $120,000 and to which the Company was or is to be a party.” While we understand that this may be the correct threshold at this time, please confirm your understanding that Item 404(d) of Regulation S-K requires disclosure of related party transactions for a transaction in which the amount involved exceeds the lesser of $120,000 or one percent of the average of total assets at year end for the last two completed fiscal years.

The Company is aware of the requirements of Item 404(d) of Regulation S-K which requires disclosure of related party transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of total assets at year end for the last two completed fiscal years. At January 31, 2010, one percent of the average of the Company’s year end total assets for the previous two completed fiscal years amounted to $634,000. As such, the Company used the lesser amount of $120,000 in determining that there were no related party transaction that needed to be disclosed in Item 13 of our Form 10-K for the fiscal year ended January 31, 2010. In future filings, the Company will continue to determine which, if any, related party transactions would need to be disclosed considering the appropriate thresholds in accordance with Item 404(d) of Regulation S-K.

6.	We note your disclosure that related party transactions are referred by the Board of Directors to the Audit Committee for review and approval. However, disclosure in the last paragraph of this section indicates that you do not include security holders covered by Item 403(a) of Regulation S-K within your definition of related party transactions. Please advise, and confirm that you do not have any related party transactions with security holders to disclose.

The Company confirms that it does not have any related party transactions with any 5% or greater security holder. In future filings, the Company will revise this disclosure to include 5% or greater security holders within our definition of related party transactions in accordance with Item 403(a) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Acquisition, page 44

7.	We note your disclosure that the estimated fair value of the earnout related to the acquisition of Label Line was based on a model provided by your professional independent valuation provider. We further note your disclosure that the lease agreement with the previous owners for the current Label Line facility was determined to be favorable based on the model utilized by your professional independent valuation provider. Please describe for us the nature and extent of the third party valuation firm’s involvement in the determination of the fair value of these transactions and assets and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding reference to a specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Astro-Med, Inc. engaged a third party valuation firm to assist us in calculating the fair value of certain tangible, intangible and contingent considerations in regard to the Company’s December 2009 purchase of Label Line Ltd. The results of the calculations, including the methodology and factors used were reviewed by management. Management determined the final fair values to assign to the assets and liabilities in determining the purchase price allocation and had sole responsibility for those items in the financial statements. Our reason for referencing the involvement of the third party professional independent valuation provider was not to transfer any accountability for these items, but to note where management engaged assistance in applying the proper level of independence, competence and objectivity in determining the values of the newly acquired assets and liabilities. In future filings the Company will refrain from referencing a third party expert unless we are attributing any such information to this third party expert and for which then we will obtain the required consent in accordance with Rule 436(b) of Regulation C.

Exhibits 31.1 and 31.2

8.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. This comment also applies to your Form 10-Q for the quarterly period ended May 1, 2010.

In future filings, the Company will remove the title of the certifying individual from the beginning of the certification required by Exchange Act Rule 13a-14(a).

Form 8-K filed March 16, 2010

9.	We note your use of a non-GAAP measure for net income excluding nonrecurring items for the fourth quarter of 2010. Since it is unclear to us what the nonrecurring items are, please provide us with a reconciliation of this non-GAAP measure. Additionally, please tell us how you met the disclosure requirements of Item 100(a) of Regulation G in presenting this non-GAAP information in your Form 8-K.

It was not the Company’s intention to use a non-GAAP measure in disclosing our net income excluding nonrecurring items for the quarter ended January 31, 2010 in our Form 8-K filed March 16, 2010. It was our intention to provide meaningful and comparative information to the investor in order for them to understand the Company’s results of operations by identifying certain items included in the net income for the quarter ended January 31, 2010. Included in the net income for the quarter ended January 31, 2010 was a gain on settlement of a legal issue (net of tax), a gain on bargain purchase related to the acquisition of Label Line Ltd and a tax benefit as a result of the realization of previously uncertain tax positions. All of these items were accounted for and reported in accordance with GAAP.

A reconciliation of the net income as reported in the financial statements as compared to net income as reported in the Form 8-K is as follows:

For the quarter ended January 31, 2010
Net Income- as reported in financial statements	$2,766,000
Less:
Gain on legal settlement, net of tax	(904,000)
Gain on bargain purchase related to acquisition of Label Line Ltd	(112,000)
Tax benefit due to realization of previously uncertain tax positions	(335,000)

Adjusted Net Income- as disclosed in Form 8-K	$1,415,000

In future filings, the Company will refrain from using the term “nonrecurring items” and will instead provide a more detailed explanation or reconciliation of any items that we believe would provide investors with a better understanding of the activity impacting the Company’s reported results of operations.

The Company’s management acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate the opportunity to respond to your comments and questions as well as affirm the nature and operations of Astro-Med, Inc. If you have any additional questions on our responses or require further information regarding the above, please contact me at (401)-828-4000 X249.

Sincerely,

/s/ Joseph P. O’Connell

Joseph P. O’Connell,

Sr. Vice President & CFO

Astro-Med, Inc.

JPO/ld

cc:	A. W. Ondis